PEABODY ENERGY	701 Market Street
Michael C. Crews	St. Louis, Missouri 63101-1826
Executive Vice President and Chief Financial Officer	314.342.3400
May 13, 2014
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628
Re:    SEC Comment Letter Dated April 29, 2014
Peabody Energy Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-16463
Dear Ms. Jenkins:
In response to the Staff's comment, we offer the following:
Form 10-K for the Year Ended December 31, 2013
Notes to the Consolidated Financial Statements, page F-8
(2) Asset Impairment and Mine Closure Costs, page F-15

1.
We note there were impairment indicators in your Western and Midwestern mining segments during the current fiscal year. Please tell us whether any of the asset groups in these segments were considered at risk of impairment (i.e. the asset group had a fair value that was not substantially in excess of its carrying value). To the extent there were at-risk asset groups, please provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please also confirm you will include these disclosures in future filings, as applicable.

Ms. Tia Jenkins
Securities and Exchange Commission
May 13, 2014

Response
We assessed the carrying value of our long-lived assets held and used in our Western and Midwestern U.S. Mining segments for impairment in accordance with ASC 360 Property, Plant and Equipment. As referenced in the Staff’s comment above, we disclosed that impairment indicators existed in our Western and Midwestern U.S. Mining segments. The nature of those indicators included adverse macroeconomic factors such as a trend of sustained depressed domestic coal prices (e.g. coal prices decreased in the Powder River Basin by approximately 5% and in the Illinois Basin by approximately 8% from January 1, 2012 through December 31, 2013), a year-over-year decline in U.S. industry-wide coal production of approximately 30 million tons, and low transaction prices observed in domestic coal industry asset sales. As indicators were present in our Western and Midwestern U.S. Mining segments, we performed a recoverability test to determine if these adverse macroeconomic factors indicated recoverability concerns for our asset groups in these segments. Based on our recoverability test, which took into consideration the macroeconomic factors in developing our assumptions, the undiscounted future cash flows attributable to the asset groups in the Western and Midwestern U.S. Mining segments exceeded their respective carrying values.

We consider whether our mining assets are at-risk based on qualitative and quantitative factors, including the magnitude of the excess undiscounted cash flows over the individual asset group carrying values as calculated in the recoverability test, which allows us to assess the sensitivity to adverse changes to our most critical assumptions. The lowest percentage by which undiscounted cash flows exceeded the carrying value of an asset group was 22%, which related to an asset group in our Midwestern U.S. Mining segment with a carrying value of $31.2 million. The recoverability test for all other asset groups in the Western and Midwestern U.S. Mining segments resulted in a percentage by which undiscounted cash flows exceeded carrying value by more than 100% for each asset group. Based on the facts and circumstances, including the level of uncertainty associated with the assumptions used in the recoverability test, we concluded that the individual undiscounted cash flows were substantially in excess of each individual asset group’s carrying value. Although macroeconomic-level impairment indicators existed during the period in these operating segments, we determined that no asset groups in the Western or Midwestern U.S. Mining segments were at-risk of impairment in the near-term.

We appreciate the Staff’s comment regarding the need for “at-risk” disclosures. We note that we do not have goodwill; however, we have considered “at-risk” disclosures for our long-lived assets whose value may become impaired in the near-term. We continue to monitor relevant macroeconomic factors on an ongoing basis and have seen improvements in U.S. thermal coal pricing and demand. Thus, we continue to believe that our asset groups in the Western and Midwestern U.S. Mining segments are not at-risk. However, as a result of the decline in benchmark pricing for seaborne metallurgical and thermal coal that occurred during the first quarter of 2014, we included disclosure in our Form 10-Q for the quarter ended March 31, 2014 related to “at-risk” assets with exposure to seaborne coal market pricing consistent with both the disclosure requirements of ASC 275 Risks and Uncertainties and the SEC’s “at-risk” disclosure guidance referred to in Staff’s comment above. As applicable, we confirm we will also provide “at-risk” disclosures in future filings.

Ms. Tia Jenkins
Securities and Exchange Commission
May 13, 2014

*	*	*	*	*	*	*	*	*	*	*
In connection with responding to the Staff's comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your consideration of these comments; please do not hesitate to contact me should you need additional clarification.

Sincerely,

/s/ Michael C. Crews
Michael C. Crews Executive Vice President and Chief Financial Officer